07021425

Impact capital

SEC No 82-34925

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 2007 WASH, D.C. 185

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

15 February 2007

Filing Desk

US Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

SUPPL

Dear Sir/Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect of the month of January 2007.

Sincerely

Alison Hill

Corporate Secretary (Joint)

PROCESSED

MAR 0 6 2007

THOMSON FINANCIAL

9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**IMPACT CAPITAL LIMITED**
ABN:	**22 094 503 385**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN WILLIAM LAURIE
Date of last notice	18/09/2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	INDIRECT
Nature of indirect interest **(*including registered holder*)** Note: Provide details of the circumstances giving rise to the relevant interest.	JW LAURIE & MM LAURIE < LAURIE PENSION FUND>
Date of change	28/12/2006
No. of securities held prior to change	40,000
Class	ORDINARY SHARES
Number acquired	10,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,700.00
No. of securities held after change	50,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN	Quarter ended ("current quarter")
22 094 503 385	31 DECEMBER 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(340)	(642)
		(b) advertising and marketing	(128)	(262)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(228)	(626)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		1114	1860
1.5	Interest and other costs of finance paid		(336)	(588)
1.6	Income taxes paid		(369)	(369)
1.7	Other (Net increase in client loans)		(4,292)	(7,904)
	Net operating cash flows		(4,579)	(8,531)

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not*~~ *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: .31 January 2007...
(Director/~~Company secretary)~~

Print name: ...RUSSELL ERIC TEMPLETON.......................

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

END